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Form U-13-60

Mutual and Subsidiary Service Companies

Revised February 7, 1980

ANNUAL REPORT

For the Year Ended

December 31, 2003

To The

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

AGL SERVICES COMPANY

(Exact Name of Reporting Company)

Subsidiary Service Company

(“Mutual” or “Subsidiary”)

Date of Incorporation: July 25, 2000

If not Incorporated, Date of Organization    ______________________________

State or Sovereign Power Under Which Incorporated or Organized: State of Georgia

Location of Principal Executive Offices of Reporting Company:

Ten Peachtree Place, N.W.

Atlanta, Georgia  30309

Name, title, and address of officers to whom correspondence concerning this report should be addressed:

Bryan E. Seas

Vice President and Controller

   Ten Peachtree Place, N.W.

Atlanta, Georgia  30309

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

AGL RESOURCES INC.

INSTRUCTIONS FOR USE OF FORM U-13-60

     1.  Time of Filing. Rule 94 provides that on or before the first day of

         May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2.  Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3.  Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4.  Report Format. Reports shall be submitted on the forms prepared by the

         Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5.  Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6.  Deficits  Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,  210.3-01(c))

     7.  Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8.  Definitions. Definitions contained in Instruction 01-8 to the Uniform

         System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended

         February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9.  Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

    10.  Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the

         Securities and Exchange Commission pursuant to the Public Utility

         Holding Company Act of 1935.

    11.  Annual Statement of Compensation for Use of Capital Billed. The

         service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I

COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBTS	Balance At 12/31/03	Balance At 12/31/02
	SERVICE COMPANY PROPERTY
121	Nonutility Property (Schedule II)	96,381,153	89,116,530
107	Construction WIP	7,822,101	21,614,660
	Total Other Property & Investments	104,203,254	110,731,190

108	Less Accumulated provision for depreciation and amortization of service company property (Schedule III)	(26,204,623)	(40,442,682)
	Net Service Company Property	77,998,631	70,288,508

	INVESTMENTS

123	Investments in associated companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
	Total Investments

	CURRENT AND ACCRUED ASSETS

131	Cash	15,950,968	5,485,516
134	Special deposits	-	-
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	383,943	4,098,872
144	(Less) Accum. Prov. For Uncollectible Acct.- Credit	-	-
146	Accounts Receivable from Assoc. Companies	345,058	(96,706)
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	1,904	36
163	Stores expense undistributed (Schedule VII)	1,800	1,800
165	Prepayments	3,669,645	4,608,482
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	20,353,318	14,098,000

	DEFERRED DEBITS
181	Unamortized debt expense	-	-
182.3	Other Regulatory Assets	-	(1,244,910)
184	Clearing accounts	53,386	-
186	Miscellaneous deferred debits (Schedule IX)	112,203	338,739
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	-	-
	Total Deferred Debits	165,589	(906,171)

	TOTAL ASSETS AND OTHER DEBITS	98,517,538	83,480,337

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I

COMPARATIVE BALANCE SHEET (Continued)

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	Balance At 12/31/03	Balance At 12/31/02
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	(100)	(100)
207	Premium on capital stock	(2,641,505)	-
208	Other Paid-In Capital	3,393,544	668,424
216	Unappropriated retained earnings (Schedule XI)	43,396,539	49,186,353
	Total Proprietary Capital	44,148,478	49,854,677

	OTHER NONCURRENT LIABILITIES
228.2	Accumulated provisions for injuries and damages	(2,159,785)	-
228.3	Accumulated provisions for pensions and benefits	(26,792,045)	(66,948,455)
	Total Other Noncurrent Liabilities	(28,951,830)	(66,948,455)

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	-	-
232	Accounts payable	(32,413,365)	(41,625,939)
233	Notes payable to associated companies (Schedule XIII)	-	-
234	Accounts payable to associated companies (Schedule XIII)	(106,143,442)	(70,414,653)
236	Taxes accrued	31,674,290	29,660,904
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	(606,941)	(1,110,629)
242	Miscellaneous current and accrued liabilities (Schedule (XIII)	(2,077,188)	(2,393,672)
	Total Current and Accrued Liabilities	(109,566,646)	(85,883,989)

	DEFERRED CREDITS
252	Customer advances for construction	-	-
253	Other Deferred Credits	(331,569)	(1,057,100)
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	(331,569)	(1,057,100)

	ACCUMULATED DEFERRED INCOME TAXES
281 /1	Accumulated deferred income taxes – Accelerated amortization property	(3,815,971)	20,554,530
283 /1	Accumulated deferred income taxes – other	-	-

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	(98,517,538)	(83,480,337)

/1  The FERC account #281 and #283 balances are accumulated deferred income tax assets for AGL Services Company. They are recorded in the liability section of the balance sheet because on a consolidated basis these accounts are liabilities for AGL Resources Inc.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE II

SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/02	ADDITIONS	RETIREMENTS OR SALE	OTHER CHANGES	BALANCE AT 12/31/03
					1/
363.5	Other Equipment	964,212	-	-	-	964,212
379	Measuring & Reg. Station Equip.	71,904	25,080	-	-	96,984
390	Structures and Improvements	20,122,926	17,136,089	(26,881,711)	3,414,428	13,791,732
391	Office Furniture and Equipment	60,582,966	30,834,262	(12,047,044)	(5,993,280)	73,276,904
393	Stores Equipment	141,484	-	(128,803)	-	12,681
394	Tools, Shop, & Garage Equipment	1,213,134	5,776	(2,922)	-	1,215,988
395	Laboratory Equipment	44,755	-	-	-	44,755
396	Power Operated Equipment	5,046	-	-	-	5,046
397	Communication Equipment	2,585,018	250,256	(10,176)	1,419,321	4,244,419
398	Miscellaneous Equipment	3,385,082	63,873	(985,480)	164,957	2,628,432
107	Construction Work In Progress	21,614,663	35,615,364	-	(49,407,926)	7,822,101

	TOTAL	110,731,190	83,930,700	(40,056,136)	(50,402,500)	104,203,254

1/

The totals in the column labeled “Other Changes” represent assets transferred to/from associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year December 31, 2003

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND

AMORTIZATION OF SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/02	ADDITIONS CHARGES TO ACCT. #403	RETIREMENTS	OTHER CHARGES AND (DEDUCT) 1/	BALANCE AT 12/31/03
363.5	OTHER EQUIPMENT	17,385	33,610	-	-	50,995
379	MEASURING & REGULATING STATION EQUIPMENT	1,472	1,963	-	-	3,435
390	STRUCTURE AND IMPROVEMENTS	14,076,391	573,372	(15,832,043)	2,394,210	1,211,930
391	OFFICE FURNITURE AND EQUIPMENT	23,273,601	8,516,646	(7,415,846)	(3,621,735)	20,752,666
393	STORES EQUIPMENT	37,588	2,566	(34,952)	-	5,202
394	TOOLS, SHOP, & GARAGE EQUIPMENT	416,677	75,960	(2,378)	-	490,259
395	LABORATORY EQUIPMENT	22,694	3,435	-	-	26,129
396	POWER OPERATED EQUIPMENT	10,769	726	-	-	11,495
397	COMMUNICATION EQUIPMENT	1,795,939	122,654	(3,595)	984,706	2,899,704
398	MISCELLANEOUS EQUIPMENT	790,166	388,075	(431,809)	6,376	752,808

	TOTAL	40,442,682	9,719,007	(23,720,623)	(236,443)	26,204,623

1/

The totals in the column labeled “Other Changes and (Deduct)” represent transfers of assets to/from the services company to associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year December 31, 2003

SCHEDULE IV

INVESTMENTS

INSTRUCTIONS:

Complete the following schedule concerning investments.

Under Account 124, “Other Investments”, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, “Temporary Cash Investments”, List each investment separately.

DESCRIPTION	BALANCE AT 12/31/03	BALANCE AT 12/31/02

ACCOUNT 123 – INVESTMENT IN ASSOCIATE COMPANIES
ACCOUNT 124 – OTHER INVESTMENTS
ACCOUNT 136 – TEMPORARY CASH INVESTMENTS

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE V

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/03	BALANCE AT 12/31/02

146	ACCOUNT RECEIVABLE FROM ASSOCIATE COMPANIES
	AGL Investments, Inc.	19,124,558	20,429,225
	Chattanooga Gas Company	13,030,681	5,080,798
	Atlanta Gas Light Company	(226,193)	(3,381,970)
	Virginia Natural Gas, Inc.	17,900,012	1,209,196
	Trustees Investments, Inc.	147,525	220,195
	Georgia Gas Company	386,002	386,002
	AGL Rome Holdings, Inc.	1,574,992	-
	Utilipro, Inc	-	1,851,466
	AGL Propane Services, Inc.	2,968,304	1,475,261
	Southeastern LNG, Inc.	328,502	532,536
	Customer Care Services, Inc.	948,867	-
	Sequent Energy Management, LP	20,877,891	25,930,150
	Pivotal Energy Services, Inc.	90	88
	Pinnacle LNG, Inc.	100	-
	AGL Capital Corporation	(76,716,273)	(53,829,653)

1/	TOTAL	345,058	(96,706)

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:	TOTAL PAYMENTS

Not Applicable

1/

In the 2002 filing, the balance was netted with receivables and reported as a net payable. As required by the PUHCA staff comments,[Finding #23 (Item 46)], we have broken out both 2002 and 2003 receivables and payables and show them separately.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE VI

FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE VII

STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED		1,800

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT 12/31/03	BALANCE AT 12/31/02

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE IX

MISCELLANEOUS DEFERRED DEBIT

INSTRUCTIONS:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/03	BALANCE AT 12/31/02

186	MISCELLANEOUS DEFERRED DEBITS
	Pension asset		-
	Software License	343	1,598
	Unrecovered Accrued Vacation Cost	-	-
	PCB Research	25,523	12,983
	Coop Mktg TRANSCO	(21,695)	(21,695)
	Coop Mktg SONAT	(297,143)	(347,276)
	Robur Commercialization Project	(90,850)	(90,850)
	Caroline Street Facility Project	16,293	247,814
	Other Work in Progress-Misc	479,732	532,415
	Other Item	-	3,750

	TOTAL	112,203	338,739

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:

Provide a description of each material research, development, or demonstration project that incurred cost by the service company during year.

DESCRIPTION	AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XI

PROPRIETARY CAPITAL

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING AT 12/31/03

201	Common Stock Issued	100	1	100

	TOTAL	100	1	100

INSTRUCTIONS:

Classify amounts in each account with brief explanation, disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION	AMOUNT

ACCOUNT 211 – MISCELLANEOUS PAID-IN-CAPITAL
ACCOUNT 215 – APPROPRIATED RETAINED EARNINGS

NOT APPLICABLE

INSTRUCTIONS:

Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/02	NET INCOME OR (LOSS)	OTHER CHANGES	DIVIDENDS PAID	BALANCE AT 12/31/03

216	Unappropriated retained earnings	49,186,353	597,850	(8,203,939)	1,816,275	43,396,539

	TOTAL

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XII

LONG-TERM DEBT

INSTRUCTION:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Name of associate .companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 – Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT 223 – ADVANCES FROM ASSOCIATE COMPANIES

ACCOUNT 224 – OTHER LONG TERM DEBT

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XIII

CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT 12/31/03	BALANCE AT 12/31/02
233	Note Payable to Associate Companies
	NOT APPLICABLE	-	-

234	Account Payable to Associate Companies
	Atlanta Gas Light Company	(359,225,135)	(19,930,520)
	Virginia Natural Gas, Inc.	(7,754,771)	(1,238,821)
	Georgia Natural Gas Company	(12,090,266)	(16,695,532)
	AGL Peaking Services, Inc.	(2,987,621)	(2,920,561)
	AGL Capital Trust I	(488,365)	(359,701)
	AGL Rome Holdings, Inc.	-	(17,735)
	AGL Energy Corporation	(43,564)	(17,092)
	Customer Care Services, Inc.	-	(8,048,980)
	Global Energy Resource Insurance Corporation	(2,181,786)	(62,852)
	AGL Capital Trust II	(6,003,883)	(5,702,692)
	Sequent, LLC	(6,143,591)	(3,122,719)
	Pivotal Propane of Virginia, Inc.	(202,724)	-
	Distribution Operations Corporate	(2,028)	(211,631)
	AGL Capital Corporation	290,980,292	(12,085,817)
1/	TOTAL	(106,143,442)	(70,414,653)

242	Miscellaneous Current and Accrued Liabilities
	Unclaimed Customer Credit & Checks	23,249	23,249
	Accrued Relocation Liability	(114,284)	(333,674)
	Escheat- Deposit Balance- 2001	(692,407)	(721,331)
	Retired Savings Plus – Company Matching	(156,448)	(116,698)
	Retired Savings Plus – Employee Matching	(285,297)	(225,837)
	Retired Savings Plus – General Loan	(72,829)	(24,586)
	NSP Employee Contribution	(371,121)	(736,745)
	NSP Company Contribution	(408,050)	(258,050)
	TOTAL	(2,077,188)	(2,393,672)

1/

In the 2002 filing, the balance was netted with receivables and reported as a net payable. As required by the PUHCA staff comments,[Finding #23 (Item 46)], we have broken out both 2002 and 2003 receivables and payables and show them separately.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.

SIGNIFICANT ACCOUNTING POLICIES

General

AGL Services Company (the “Company”) is a subsidiary of AGL Resources Inc. (“AGL Resources”) which renders services to AGL Resources and its subsidiaries. The Company was established in accordance with the Public Utility Holding Company Act of 1935 (PUHCA). All the costs associated with the Company are allocated to the operating segments in accordance with PUHCA. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Property, Plant and Equipment

Property, plant and equipment includes property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

Depreciation Expense

Depreciation expense for the Company is computed on a straight-line basis over a period of 1 to 35 years.

Use of Accounting Estimates

Management makes estimates and assumptions when preparing financial statements. Those estimates and assumptions affect various matters, including:

•

reported amounts of certain assets and liabilities in the Company’s balance sheets as of the dates of the financial statements

•

disclosure of contingent assets and liabilities as of the dates of the financial statements

•

reported amounts of certain expenses in the Company’s statement of income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

2.

INCOME TAX

The Company has two categories of income taxes in its balance sheets and statements of income: current and deferred. The Company’s current income tax expense consists of federal and state income tax less applicable tax credits. The Company’s deferred income tax expense generally is equal to the changes in the deferred income tax liability during the year.

Accumulated Deferred Income Tax Assets and Liabilities

The Company reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes.  The tax effects of the difference in those items are reported as deferred income tax assets or liabilities in The Company’s balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect.

Components of income tax expense shown in the Comparative Income statement for the year ended December 31, 2003 are as follows:

Included in Expenses:	Amount
Current Income Taxes
Federal	13,235,462
State	1,976,073

Deferred Income Taxes
Federal	(12,796,123)
State	(1,902,302)

TOTAL	513,110

Reconciliation between the statutory federal income tax rate and the effective rate for the year ended December 31, 2003 is as follows:

Income Tax Expense:	Amount

Computed tax expense	(29,659)
State income tax, net of federal income tax benefit	47,951
Other – net	494,818

Total income tax expense	513,110

Components that give rise to the net accumulated deferred income tax liability, as of December 31, 2003 are as follows:

Accumulated Deferred income tax assets:	Amount
Federal	(3,526,648)
State	(289,323)

TOTAL	(3,815,971)

3.

SERVICE AGREEMENTS

The Company has entered into agreements under which it renders services at cost, to AGL Resources and its subsidiaries. The Company’s affiliates include the following: AGL Resources Inc., Trustees Investment, Inc., AGL Peaking Services, Inc., AGL Rome Holdings, Inc., AGL Energy Corporation, AGL Propane Services, Inc., Virginia Natural Gas, Inc., AGL Investments, Inc., AGL Networks, LLC, AGL Capital Corporation, Southeastern LNG, Inc., Customer Care Services, Inc., Global Energy Resources Insurance Company, Sequent Energy Management, LP, Sequent Energy Marketing, LP, Georgia Natural Gas Company, Atlanta Gas Light Company, Chattanooga Gas Company.  The Company’s services include Engineering, Finance, Treasury, Tax, Accounting, Internal Audit, Public Relations, Employee Relations, Marketing, Information Resources, Purchasing, and other services with respect to business and operations.

4.

EMPLOYEE BENEFIT PLANS

Substantially all of The Company’s employees are eligible to participate in its employee benefit plans.

Pension Benefit

All employees of The Company are covered under a defined benefit retirement plan (“Retirement Plan”) sponsored by AGL Resources Inc.  A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. The Company generally calculates the benefits under the Retirement Plan based on age, years of service, and pay. The Company’s employees do not contribute to the Retirement Plan. The Company funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. The Company calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan’s assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

Effective July 1, 2000, the benefit formula for the Retirement Plan was amended and changed from a final average earnings formula to a career average earnings formula for participants under age 50.  The final average earnings plan will continue 10 years for participants over age 50, and then will convert to a career average earnings formula. Due to the above amendment, AGL Resources’ projected benefit obligation has been reduced.

Postretirement Benefits

The Company also participates in an AGL Resources Inc. sponsored defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for The Company. The benefits under these plans are generally calculated based on age and years of service.

Some retirees contribute a portion of health care plan costs. Retirees do not contribute toward the cost of the life insurance plan. The Company’s contribution to the Postretirement benefit plan was in the amount $10,542,516.

On July 1, 2002, AGL Resources announced changes to the medical and dental benefits for all retirees.  AGL Resources will no longer offer retiree medical benefits for anyone hired after July 1, 2002. Effective August 1, 2002, the retiree medical plan requires a 20% contribution by the retiree to the medical premium and a 50% contribution of the medical premium for spousal coverage. Effective September 1, 2002, the retirees will be required to contribute 100% of the dental premium.

Employee Savings Plan Benefits

The Company participates in an AGL Resources Inc. sponsored RSP Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, The Company made matching contributions to participant accounts in the amount of $4,383,487.

AGL Resources Inc. NSP, an unfunded, nonqualified plan similar to the RSP Plan,  in which The Company participates, provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. The Company contributions to the NSP were not significant.

5.

MONEY POOL

The parent Company and its subsidiaries participate in the System Money Pool (Pool), which is administered by the Services Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in PUCHA release No. 35-27243 (File No. 70-9707).

Participants contribute the amount of their available funds each day to the Pool.  The funds requirements of the participants, with the exception of the Parent Company, are satisfied by advances from the Pool.

At December 31, 2003, the detail of the Pool balance by affiliate was as follows:

INVESTMENTS IN POOL:
AGL Investments, Inc.	19,124,558
Trustees Investments, Inc.	147,525
AGL Propane Services, Inc.	2,968,304
AGL Capital Corporation	425,860,787
Sequent Energy Management, LP	20,877,891
Georgia Gas Company	386,002
Southeastern LNG, Inc.	328,502
Chattanooga Gas Company	13,030,681
Pivotal Energy Services, Inc.	90
Virginia Natural Gas, Inc	10,145,241
AGL Rome Holdings, Inc.	1,574,992
Customer Care Services, Inc.	948,867
Pinnacle LNG, Inc.	100

Sub Total	495,393,540

LESS BORROWINGS FROM POOL:
Sequent, LLC	6,143,591
Atlanta Gas Light Company	359,451,328
AGL Services Company	105,798,384
Georgia Natural Gas Company	12,090,266
AGL Peaking Services, Inc.	2,987,621
AGL Capital Trust I	488,365
Pivotal Propane of Virginia, Inc.	202,724
AGL Energy Corporation	43,564
Global Energy Resource Insurance Corporation	2,181,786
AGL Capital Trust II	6,003,883
Distribution Operations Corporate	2,028

Sub Total	495,393,540

TOTAL	0

6.

RENTAL EXPENSES

Rental expenses that The Company incurred were primarily for office space, computer equipment and fleet leasing. The total rent expense for the twelve months ended December 31, 2003 was $10,305,898.

The minimum annual rentals under noncancelable operating leases are as follows:

•

fiscal 2004 - $14,475,858

•

fiscal 2005 – $11,941,029

•

fiscal 2006 – $10,269,190

•

fiscal 2007 – $5,662,168

•

fiscal 2008 - $5,760,642

•

thereafter -  $25,747,865

ANNUAL REPORT OF AGL SERVICES COMPANY

For Year December 31, 2003

SCHEDULE XV

COMPARATIVE INCOME STATEMENT

ACCOUNT	DESCRIPTION	Year Ending 12/31/03	Year Ending 12/31/02

	INCOME

457	Services rendered to associate companies	135,958,851	135,569,391
	Operating Revenues	135,958,851	135,569,391

	EXPENSES

403	Depreciation Expense	9,429,102	6,787,726
404.3	Amortization of other limited-term gas plant	(1,768)	207,626
408.1	Taxes other than income taxes, utility operating income	2,437,393	3,584,043
409.1	Income taxes, utility operating income	15,211,535	(15,017,669)
410.1	Provision for deferred income taxes, utility operating income	(14,698,425)	14,264,094
414	Other utility operating income	-	-
419	Interest and dividend income	(88,014)	(39,426)
421	Miscellaneous income or loss	(4,231,858)	11,276
426.1	Donations	470,844	771,084
426.3	Penalties	-	-
426.4	Expenditures for certain civic, political and related activities	136	5,145
426.5	Other deductions	852,188	753,511
431	Other interest expense	(3,839,437)	1,103,855
488	Miscellaneous service revenue	(158,458)	(150,763)
493	Rent from gas property	(5,400)	(4,500)
495	Other utility operating income	745,680	(25,611)
735	Miscellaneous production expenses	-	-
804	Natural Gas City Gate Purchases	(62)	62
807	Purchased Gas Exp.	(50,303)	-
840	LNG Supervision/Eng	295,209	286,566
841	Operation supervision and engineering	1,053,607	1,048,882
843.1	Maint. Supervision and engineering	-	-
843.2	Maint. Of structures and improvements	1,587	1,020
843.3	Maint. Of Gas	8,049	37,217
843.4	Maint. Of purification equipment	62,493	65,960
843.5	Maint. Of liquefaction equipment	154,761	89,143
843.6	Maint. Of vaporizing equipment	122,501	46,684
843.7	Maint. Of compressor equipment	182,311	121,905
843.9	Maint. Of other equipment	339,346	546,243
870	Operation supervision and engineering	1,336,626	1,295,600
871	Distribution load dispatching	1,011,166	1,128,832
874	Mains and service expenses	681,263	814,888
875	Measuring and regulating station expenses-General	459,853	565,247
877	Measuring and regulating station expenses-City gate check stations	680,630	655,378
878	Meter and house regulator expenses	48,870	(3,970)
879	Customer installations expenses	-	9
880	Other expenses	962,068	906,621
885	Maint. Supervision and engineering	-	25,000
887	Maint. Of mains	62,985	64,326
889	Maintenance measuring and regulating station expenses-General	71,968	64,664
891	Maint. STAR	-	-
892	Maint. Of services	38,439	37,430
893	Maint. Of meter and house regulator expenses	210,202	268,390
894	Maint. Of other equipment	40,443	139,342
901	Supervision	-	-
902	Meter reading expense	6,168	-
903	Customer records and collection expenses	185,641	192,960
905	Miscellaneous customer accounts expenses	199,798	161,660
907	Supervision	429	114,999
908	Customer assistance expense	5,881,828	3,194,565
909	Informational and instructional advertising expenses	356	-
911	Supervision	-	-
912	Demonstrating and selling expense	15,021	-
913	Advertising expenses	1,322,725	414,622
916	Miscellaneous sales expenses	365,458	366,310
920	Administrative and general salaries	34,522,531	29,802,798
921	Office supplies and expenses	12,670,108	11,884,357
922	Administrative expenses transferred-credit	(8,241,249)	(8,891,800)
923	Outside services employed	17,773,039	20,051,314
924	Property insurance	4,141,193	3,177,144
925	Injuries and damages	1,754,116	942,925
926	Employee pensions and benefits	31,136,806	36,376,382
927	Franchise Requirement	-	10
928	Regulatory Commission Expenses	-	10,252
930.1	General advertising expenses	-	-
930.2	Miscellaneous general expenses	5,074,051	3,665,203
931	Rents	6,810,164	3,591,146
932	Maintenance of general plant	9,040,994	9,668,256
	Operating Expenses	136,556,702	135,178,929

	Net Income	(597,851)	390,462

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

ASSOCIATE COMPANIES

ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457-1	457-2	457-3	/1

AGL Resources Inc.	4,657,610	(8,136,765)	-	(3,479,155)
AGL Investments, Inc	107,889	35,404	1,680	144,973
Atlanta Gas Light Company	50,430,737	54,241,138	1,352,780	106,024,656
Chattanooga Gas Company	3,402,886	2,916,541	71,899	6,391,326
Trustees Investment, Inc.	26,151	26,395	1,061
AGL Peaking Services, Inc.	34	4,487	418	4,940
AGL Capital Trust	20,218	91,814	8,561	120,593
AGL Rome Holdings, Inc	9	1,205	109	1,324
AGL Energy Corporation	14,070	250	19	14,338
AGL Propane Services, Inc.	292,680	44,375	3,532	340,587
Virginia Natural Gas, Inc.	4,450,523	13,050,512	299,055	17,800,090
AGL Networks, LLC	1,824,567	574,802	24,229	2,423,598
AGL Capital Corporation	93,683	20,462	1,930	116,075
Southeastern LNG, Inc.	42,937	3,422	357	46,717
Customer Care Services Company	1,348	7,801	709	9,857
Pivotal Propane of Virginia, Inc.	4,501	-	-	4,501
Global Energy Resources Insurance Corporation	298	452	44	794
Sequent Energy Management, LP- Corp	3,109,861	2,097,161	103,959	5,310,981
AGL Capital Trust II	1,400	167,776	16,971	186,146
Georgia Natural Gas Company	354,444	80,471	7,987	442,902

TOTAL	68,835,848	65,227,703	1,895,300	135,958,851

/1  The difference between the total amount billed and the total expenses per the income statement is a result of the prior years (2001, Transition period, 2002) adjustments of unallocated costs as required by the PUHCA staff comments.[Finding #18 (Item 36)]

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES

ACCOUNT 458

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED	EFFECT OF MARKET RATE BILLING (SEE NOTE)

ACCOUNT 458 – NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE

ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION	DIRECT COST	INDIRECT COST	TOTAL

	ASSOCIATE COMPANY CHARGES

403	Depreciation Expense	4,808,842	4,620,260	9,429,102
404.3	Amortization of other limited-term gas plant	(902)	(866)	(1,768)
408.1	Taxes other than income taxes, utility operating income	1,243,070	1,194,323	2,437,393
409.1	Income taxes, utility operating income	7,757,883	7,453,652	15,211,535
410.1	Provision for deferred income taxes, utility operating income	(7,496,197)	(7,202,228)	(14,698,425)
419	Interest and dividends income	(44,887)	(43,127)	(88,014)
421	Miscellaneous income or (loss)	(2,158,248)	(2,073,610)	(4,231,858)
426.1	Donations	240,130	230,714	470,844
426.4	Expenditures for certain civic political and related activities	69	67	136
426.5	Other deductions	434,616	417,572	852,188
431	Other interest expense	(1,958,113)	(1,881,324)	(3,839,437)
488	Miscellaneous service revenue	(80,814)	(77,644)	(158,458)
493	Rents from gas property	(2,754)	(2,646)	(5,400)
495	Other, utility operating income	380,297	365,383	745,680
804	Natural gas city gate purchases	(32)	(30)	(62)
807	Purchased gas expenses	(25,655)	(24,648)	(50,303)
840	LNG Supervision/Eng.	150,557	144,652	295,209
841	Operation Labor and Expenses	537,340	516,267	1,053,607
843.2	Maint. of Structures & Improvements	809	778	1,587
843.3	Maint. Of Gas Holders	4,105	3,944	8,049
843.4	Maint. Of Purification Equipment	31,871	30,622	62,493
843.5	Maint. Of Liquification Equipment	78,928	75,833	154,761
843.6	Maint. Of Vaporizing Equipment	62,476	60,025	122,501
843.7	Maint of Compressor Equipment	92,979	89,332	182,311
843.9	Maint. Of Other Equipment	173,066	166,280	339,346
870	Operation Supervision & Engineering	681,679	654,947	1,336,626
871	Distribution load dispatching	515,695	495,471	1,011,166
874	Mains and Services Expenses	347,444	333,819	681,263
875	Measuring & regulating station expenses – General	234,525	225,328	459,853
877	Measuring & regulating station expenses – City Gate check station	347,121	333,509	680,630
878	Meter and house regulator expenses	24,924	23,946	48,870
880	Other Expenses	490,655	471,413	962,068
887	Maint. Of mains	32,122	30,863	62,985
889	Maint. Of measuring & regulating station equipment-General	36,704	35,264	71,968
892	Maint. Of service	19,604	18,835	38,439
893	Maint. Of meters & house regulators	107,203	102,999	210,202
894	Maint. Of other Equipment	20,626	19,817	40,443
02	Meter reading expense	3,146	3,022	6,168
903	Customer records & collection exp.	94,677	90,964	185,641
905	Miscellaneous customer account exp.	101,897	97,901	199,798
907	Supervision	219	210	429
908	Customer assistance expenses	2,999,732	2,882,093	5,881,825
909	Information and instructional advertising expense	182	174	356
912	Demonstration and selling expense	7,661	7,360	15,021
913	Advertising expenses	674,590	648,135	1,322,725
916	Miscellaneous expenses	186,384	179,074	365,458
920	Salaries and wages	17,606,491	16,916,040	34,522,531
921	Office Supplies & Expenses	6,461,755	6,208,353	12,670,108
922	Administrative Expense Transferred-Credit	(4,203,037)	(4,038,212)	(8,241,249)
923	Outside Services Employed	9,064,250	8,708,789	17,773,039
924	Property Insurance	2,112,008	2,029,185	4,141,193
925	Injuries and Damages	894,599	859,517	1,754,116
926	Employee Pensions & Benefits	15,879,770	15,257,034	31,136,804
930.2	Miscellaneous General Expenses	2,587,766	2,486,285	5,074,051
931	Rents	3,473,184	3,336,980	6,810,164
932	Maintenance of Structures and Equipment	4,610,907	4,430,087	9,040,994

/1 /2	SUB TOTAL	69,643,919	66,912,783	136,556,702

	Prior Year adjustments			(597,851)

	TOTAL COST OF SERVICE			135,958,851

	NON-ASSOCIATE COMPANY CHARGES
	NOT APPLICABLE

/1

The difference between the total cost of service and the amount billed to the associate companies is the prior years (2001, Transition period, 2002) adjustments of unallocated costs as required by the PUHCA staff comments. [Finding #18 (Item 36)]

/2

Direct and Indirect Cost are captured only at the business unit level as reported on the schedule “Analysis of Billing” on page 24.  Of the total cost direct cost is 51% and indirect cost is 49%.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	TOTAL AMOUNT	BUSINESS SUPPORT	CUSTOMER SERVICE	EMPLOYEE SERVICE

403	Depreciation Expense	9,429,102	1,618,792	251,412	388,242
404.3	Amortization of other limited-term gas plant	(1,768)	(123,915)	(3)	-
408.1	Taxes other than income taxes, utility operating income	2,437,393	356,187	538,189	212,467
409.1	Income taxes, utility operating income	15,211,535	-	-	-
410.1	Provision for deferred income taxes, utility operating income	(14,698,425)	-	-	-
419	Interest and dividends income	(88,004)	-	-	-
421	Miscellaneous income or (loss)	(4,231,858)	(89,045)	-	-
426.1	Donations	470,844	61,037	-	2,000
426.4	Expenditures for certain civic political and related activities	136	111	-	25
426.5	Other deductions	852,188	200	-	-
431	Other interest expense	(3,839,437)	-	-	-
488	Miscellaneous service revenue	(158,458)	(3,000)	-	-
493	Rents from gas property	(5,400)	-	-	-
495	Other, utility operating income	745,680	-	-	-
804	Natural gas city gate purchases	(62)	-	-	-
807	Purchased gas expenses	(50,303)	-	-	-
840	LNG Supervision/Eng	295,209	-	-	-
841	Operation Supervision and Engineering	1,053,607	-	-	-
843.2	Maintenance of Structures and Improvements	1,587	-	-	-
843.3	Maintenance of Purification Equipment	8,049	-	-	-
843.4	Maintenance of Purification Equipment	62,493	-	-	-
843.5	Maintenance of Liquefaction Equipment	154,761	-	-	-
843.6	Maintenance of Vaporizing Equipment	122,501	-	-	-
843.7	Maintenance of Compressor Equipment	182,311	-	53,989	-
843.9	Maintenance of Other Equipment	339,346	-	-	-
870	Operation Supervision and Engineering	1,336,626	-	-	-
871	Distribution Load Dispatching	1,011,166	-	-	-
874	Mains and Services Expenses	681,263	-	-	-
875	Measuring and Regulating Station Expenses-General	459,853	-	-	-
877	Measuring and Regulating Station Expenses-City Gate Check Station	680,630	-	-	-
878	Meter and House Regulator Expenses	48,870	-	48,813	-
880	Other Expenses	962,068	-	142,132	5
887	Maintenance of Mains	62,985	-	-	-
889	Maintenance of Meas. and Reg. Sta. Equip.-General	71,968	-	-	-
892	Maintenance of Services	38,439	112	-	-
893	Maintenance of Meters and House Regulators	210,202	-	-	-
894	Maintenance of Other	40,443	-	-	-
902	Meter Reading expense	6,168	-	-	-
903	Customer Records and Collection Expenses	185,641	-	105,621	(1,739)
905	Miscellaneous Customer Accounts Expenses	199,798	-	97,043	-
907	Supervision	429	-	-	-
908	Customer Assistance Expenses	5,881,823	-	5,811,968	20,658
909	Informal and Instructional expense	356	-	-	-
912	Demonstrating and selling expense	15,021	-	-	-
913	Advertising Expenses	1,322,725	-	(27)	-
916	Miscellaneous Sales Expenses	365,458	-	-	-
920	Administrative and General Salaries	34,522,531	2,041,074	1,756,752	2,660,834
921	Office Supplies and Expenses	12,670,108	1,844,039	196,821	1,130,676
922	Administrative Expenses Transferred-Cr.	(8,241,249)	(215,853)	(180,900)	(351,010)
923	Outside Services Employed	17,773,039	1,419,203	349,102	3,161,173
924	Property Insurance	4,141,193	-	-	-
925	Injuries and Damages	1,754,116	-	185	-
926	Employee Pensions and Benefits	31,136,806	(43,391)	(37,009)	31,851,128
930.2	Miscellaneous General Expenses	5,074,051	212,075	(5,862)	23,750
931	Rents	6,810,164	5,068,887	55,549	30,923
932	Maintenance of General Plant	9,040,994	6,257,041	35,854	(16,419)
	TOTAL O&M EXPENSES	136,556,702	18,403,553	9,219,629	39,112,714

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	ENGINEERING	EXECUTIVE	EXTERNAL RELATIONS	FINANCIAL SERVICES	GAS SUPPORT MANAGEMENT	INFORMATION TECHNOLOGY
403	141,027	7,752	385	613,022	220,282	5,264,150
404.3	(43,993)	-	-	-	-	-
408.1	545,705	44,061	53,579	354,582	465,158	812,027
409.1	-	-	-	-	-	-
410.1	-	-	-	-	-	-
419	-	-	-	-	-	-
421	-	-	-	-	-	102,467
426.1	6,070	13,000	345,537	12,500	3,500	2,500
426.4	-	-	-	-	-	-
426.5	-	428	817,987	100	-	-
431	-	-	-	24,978	-	-
488	(162,277)	-	-	-	205	-
493	-	-	-	-	(5,400)	-
495	-	-	-	-	-	-
804	-	-	-	-	-	-
807	-	-	-	-	-	-
840	-	-	-	-	295,209	-
841	-	-	-	-	1,053,607	-
843.2	-	-	-	-	1,587	-
843.3	-	-	-	-	8,049	-
843.4	-	-	-	-	62,493	-
843.5	-	-	-	-	154,761	-
843.6	-	-	-	-	122,501	-
843.7	-	-	-	-	128,323	-
843.9	-	-	-	-	327,864	-
870	1,335,321	-	-	548	757	-
871	(306)	-	-	-	1,011,472	-
874	666,179	-	-	-	12,287	2,302
875	-	-	-	-	458,468	-
877	745	-	-	-	679,701	-
878	(951)	-	-	-	1,008	-
880	695,686	39,812	-	11,926	45,677	14,945
887	61,491	-	-	-	1,494	-
889	111	-	-	-	71,857	-
892	38,327	-	-	-	-	-
893	-	-	-	-	198,838	-
894	-	-	-	-	40,443	-
902	-	-	-	-	-	-
903	79,827	-	-	433	-	-
905	-	-	-	99,885	2,500	-
907	429	-	-	-	-	-
908	12,390	-	-	-	36,807	-
909	356	-	-	-	-	-
912	-	-	-	-	-	-
913	-	-	-	-	-	-
916	-	-	-	-	-	-
920	2,342,607	1,208,369	710,080	6,321,810	2,477,729	9,680,879
921	919,909	275,595	523,254	1,588,951	811,308	4,239,961
922	(4,834,648)	(133,122)	(76,668)	(679,258)	(258,363)	(940,518)
923	502,993	351,126	197,478	1,442,473	147,339	7,077,709
924	-	-	-	-	-	-
925	250	-	-	-	33	-
926	17,006	97,919	(2,145)	226,565	(76,141)	(449,950)
930.2	61,537	103,161	145,730	505,896	(982)	750,734
931	39,627	3,631	2,572	35,693	15,310	1,549,082
932	(182,333)	(44)	-	45,311	(43,780)	2,922,632
	2,243,085	2,011,688	2,717,789	10,605,416	8,471,898	31,028,920

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	INTERNAL AUDIT	INVESTOR RELATIONS	LEGAL	MARKETING	RATES & REGULATION
403	7,451	395	5,434	313,596	599
404.3	-	-	-	-	-
408.1	32,244	4,078	88,866	94,825	53,153
409.1	-	-	-	-	-
410.1	-	-	-	-	-
419	-	-	-	-	-
421	-	-	-	(77,521)	-
426.1	-	-	9,700	7,000	3,000
426.4	-	-	-	-	-
426.5	-	-	770	-	32,130
431	-	-	-	-	-
488	-	-	-	6,614	-
493	-	-	-	-	-
495	-	-	-	-	-
804	-	-	-	-	-
807	-	-	-	-	-
840	-	-	-	-	-
841	-	-	-	-	-
843.2	-	-	-	-	-
843.3	-	-	-	-	-
843.4	-	-	-	-	-
843.5	-	-	-	-	-
843.6	-	-	-	-	-
843.7	-	-	-	-	-
843.9	-	-	-	11,482	-
870	-	-	-	-	-
871	-	-	-	-	-
874	-	-	-	495	-
875	-	-	-	1,386	-
877	-	-	-	184	-
878	-	-	-	-	-
880	-	-	12,154	(269)	-
887	-	-	-	-	-
889	-	-	-	-	-
892	-	-	-	-	-
893	-	-	-	11,365	-
894	-	-	-	-	-
902	-	-	-	-	-
903	-	-	1,500	-	-
905	-	-	-	254	116
907	-	-	-	-	-
908	-	-	-	-	-
909	-	-	-	-	-
912	-	-	-	15,021	-
913	-	-	-	1,194,558	-
916	-	-	-	365,458	-
920	540,415	124,549	1,907,343	677,980	1,001,664
921	39,674	89,171	217,046	514,463	132,609
922	(59,458)	(18,118)	(222,852)	(61,632)	(108,424)
923	29,625	333,826	1,455,383	378,980	58,996
924	-	-	4,067,110	-	-
925	-	-	1,753,589	58	-
926	(18,666)	(4,489)	(51,584)	(17,312)	(34,234)
930.2	210	-	2,046,543	45,767	26,726
931	-	1,299	5,258	-	-
932	-	-	6,493	15,370	831
	571,496	530,710	11,302,754	3,498,123	1,167,166

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	STRATEGIC PLANNING	OTHER
403	337	596,226
404.3	-	166,143
408.1	6,760	(1,224,489)
409.1	-	15,211,535
410.1	-	(14,698,425)
419	-	(88,014)
421	-	(4,167,759)
426.1	-	5,000
426.4	-	-
426.5	-	573
431	-	(3,864,415)
488	-	-
493	-	-
495	-	745,680
804	-	(62)
807	-	(50,303)
840	-	-
841	-	-
843.2	-	-
843.3	-	-
843.4	-	-
843.5	-	-
843.6	-	-
843.7	-	-
843.9	-	-
870	-	-
871	-	-
874	-	-
875	-	-
877	-	-
878	-	-
880	-	-
887	-	-
889	-	-
892	-	-
893	-	-
894	-	-
902	-	6,168
903	-	-
905	-	-
907	-	-
908	-	-
909	-	-
912	-	-
913	-	128,193
916	-	-
920	-	1,070,446
921	-	146,632
922	-	(100,425)
923	-	867,633
924	-	74,083
925	-	-
926	79	(320,970)
930.2	-	1,158,768
931	-	2,331
932	-	37
	7,176	(4,335,415)

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

DEPARTMENTAL SALARY EXPENSE

NAME OF DEPARTMENT		INCLUDED IN AMOUNT BILLED TO			PERSONNEL
Indicate each department or service function	TOTAL AMOUNT Acct. #920	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR
		/1
Business Support	2,041,074	52,047	1,989,027	-	48
Customer Service	1,756,752	44,797	1,711,955	-	207
Employee Service	2,660,834	67,851	2,592,983	-	37
Engineering	2,342,607	59,736	2,282,871	-	150
Executive	1,208,369	30,813	1,177,556	-	6
External Relations	710,080	18,107	691,973	-	12
Financial Services	6,321,810	161,206	6,160,604	-	79
Gas Support Management	2,477,729	63,182	2,414,547	-	110
Information Technology	9,680,879	246,862	9,434,017	-	129
Internal Audit	540,415	13,781	526,634	-	8
Investor Relations	124,549	3,176	121,373	-	1
Legal	1,907,343	48,637	1,858,706	-	24
Marketing	677,980	17,288	660,692	-	23
Rates & Regulations	1,001,664	25,542	976,122	-	13
Other	1,070,446	27,296	1,043,150	-	10

TOTAL	34,522,531	880,325	33,642,206	-	857

/1

The parent company (AGL Resources Inc.) receives 2.5% of total allocated cost from the Services Company as shown on page 24.  Since we only capture these cost at the business unit level, the cost were split 97.5%, 2.5% between other associate companies and the parent company respectively.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed. If the aggregate amount paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	DESCRIPTION OF LARGEST INVOICE	RELATIONSHIP “A”=ASSOCIATE “NA”= NONASSOCIATE	AMOUNT
Legal Services
Lettler Mendelson, PC	Legal Services	NA	226,903
Leboeuf, Lamb, Green and Macrak, LLP	Legal Services	NA	152,241
Several other items less than $100,000		NA	308,820

Subtotal – Legal Services			687,964

Information Technology
Acxiom Corp	Consulting	NA	3,373,823
Acxiom/Acess Communications Systems	Consulting	NA	333,378
Analysts International Corp.	Contractor	NA	129,948
Capstone Consulting Partners, Inc.	Consulting	NA	2,221,343
David Jewell	Contractor	NA	123,173
Matrix Resources	Contractor	NA	151,167
Skybridge	Consulting	NA	372,872
SRC Solutions	Consulting	NA	145,495
Combest	Consulting	NA	261,877
Sungard Recovery Services	Consulting	NA	234,078
Several other items less than $100,000	Consulting	NA	87,434

Subtotal – Information Technology			7,259,720

Human Resources & Other
Availstaff	Contractor	NA	207,066
Equiserve	Professional Services	NA	245,210
Weltner Company	Consulting	NA	276,726
Mercer Human Resources	Consulting	NA	142,213
Deloitte & Touche	Audit	NA	210,780
Price Waterhouse Coopers, LLP	Audit	NA	555,512
Sperduto & Associates	Contractor	NA	120,406
Global Events Management	Professional Services	NA	125,076
Marsh USA Inc.	Consulting	NA	466,106
PCK Resources	Consulting	NA	218,860
Dan Henning	Contractor	NA	497,252
Russell Reynolds Associates	Consulting	NA	381,634
Prudential	Consulting	NA	144,000
Griswold	Consulting	NA	167,673
Benefit Administration Contracting Services.	Professional Services	NA	105,291
Right Management	Contractor	NA	130,130
Towers Perrin	Contractor	NA	266,041
Pro Staff	Contractor	NA	182,817
Several other items less than $100,000			3,879,522

Subtotal – Human Resources & Other			8,322,315

Facilities
Cousins Properties	Contractor	NA	147,285
Synergis	Consulting	NA	130,768
Eurest	Contractor	NA	110,481
Thinkhouse	Professional Services	NA	176,376
More Business Solutions	Contractor	NA	380,485
Thorpe Building	Contractor	NA	116,142
Several other items less than $100,000			441,503

Subtotal – Facilities			1,503,040

TOTAL			17,773,039

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

EMPLOYEE PENSION AND BENEFITS

ACCOUNT 926

INSTRUCTIONS:

Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Pension	656,449
Retirement Savings Plan/ESOP – Company Contribution	2,682,997
Flexible Credit Benefits – Company Contribution	310
Flex Benefits Deductions – Employee Contribution	(3,780,175)
Post Retirement Medical and Life Benefits	386,617
Educational Assistance Plan	162,603
Short & Long Term Compensation	18,032,341
Group Insurance	13,091,229
Other (Other Employee Fringe Benefits)	(95,565)

TOTAL	31,136,806

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 930.1, “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition.  If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Not Applicable
TOTAL

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:

provide a list of amounts included in Account 930.2, “Miscellaneous General Expenses”, classifying the items according to their nature.  Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT

Dues & Membership	102,970
Communications Materials	1,194,925
Printing Costs	37,993
Third Party Damages (Vehicle, Property, Bodily Injury)	303,394
Workers Comp Fees & Assessment	80,238
Computer Software and Hardware Costs	803,031
Public Relations Costs	211,947
Legal Costs	208,618
Employee Benefits	498,160
Annual Report Costs	396,123
Board of Directors Expenses	764,471
Moving Expenses (Move to New Corporate Headquarters)	188,856
Consulting Fees	93,582
Fines & Penalties	82,605
Misc. Expenses	107,138

TOTAL	5,074,051

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

RENTS

ACCOUNT 931

INSTRUCTIONS:

Provide a listing of the amount included in Account 931, “Rents”, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

DESCRIPTION	AMOUNT
Computer, Data Processing and other Communication Equipment rental	1,755,131
Office Rents	5,055,033

TOTAL	6,810,164

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

TAXES OTHER THAN INCOME

ACCOUNT 408

INSTRUCTIONS:

Provide an analysis of Account 408, “Taxes Other Than Income Taxes”.  Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

OTHER THAN U.S. GOVERNMENT TAXES
State Unemployment	40,402
Property Tax	(775,120)
Subtotal - Other	(734,718)

U.S. GOVERNMENT TAXES
Fed. Insurance Contribution Act	3,159,403
Federal Unemployment	12,708
Subtotal – U.S. Government	3,172,111

TOTAL	2,437,393

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

United Way	Civic & Charitable	40,500
Atlanta History	Civic & Charitable	6,500
The Salvation Army	Civic & Charitable	75,000
Big Brother/Big Sister	Civic & Charitable	4,000
American Red Cross	Civic & Charitable	4,000
Piedmont Park Conservancy	Civic & Charitable	6,000
Fernbank Museum	Civic & Charitable	3,500
Junior Achievement	Civic & Charitable	4,000
Chris Homes	Civic & Charitable	3,000

Chattanooga Department of Inspection	Program Support	50,000
Georgia 4-H Foundation	Program Support	6,050
Georgia Department of Human Resources	Program Support	100,000
Georgia Environment Council	Program Support	3,000
National Organization of Black Law Enforcement Executives	Program Support	5,000
Leadership Atlanta	Program Support	61,037
Resources Services Ministries, Inc.	Program Support	27,000
Roosevelt Warm Springs Development Fund	Program Support	5,000
Atlanta Urban League	Program Support	3,500
The Georgia Conservancy	Program Support	4,000

Emory University	Education	5,000

Other Items less than $3,000	Program Support	33,395
Other Items less than $3,000	Educational Matching	14,555
Other Items less than $3,000	Civic & Charitable	6,807

TOTAL		470,844

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:

Provide a listing of the amount included in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Lost Discounts	Various Payees	467
	Sub Total	467

Governmental Affairs	Southern Legal Foundation	5,000
	Boller, Sewell	90,542
	Metro Atlanta Legislative Caucus	1,000
	Georgia Dome	6,969
	Georgia Legislative Black Caucus, Inc.	803
	J L Morgan Company	75,000
	Steve Bive	36,000
	Georgia Soft Drink Association	3,734
	Atlanta Braves	12,133
	Turner Arena Operations	44,812
	Travel, Meals, & Entertainment	78,545
	Georgia Building Authority	3,308
	Georgia Chamber of Commerce	16,306
	The US Association of Former Members of Congress	950
	League of Women Vote	1,500
	Cobb Chamber of Commerce	1,100
	Friends of Agriculture	1,000
	McKenna Long & Aldridge, LLP	770
	Employee related expenses	472,249

	Sub Total	851,721

	TOTAL	852,188

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHRDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See notes to Financial Statements, Schedule XIV, page 18-21

ANNUAL REPORT OF AGL SERVICES COMPANY

ORGANIZATION CHART

OFFICERS:

Paula G. Rosput, President

Richard T. O’Brien, Executive Vice President

and Chief Financial Officer

Paul R. Shlanta, Senior Vice President

and Corporate Secretary

Dana A. Grams, Senior Vice President,

Business Development

R. Eric Martinez, Jr., Senior Vice President,

Engineering & Construction

Gordon Stark, Senior Vice President,

Sales & Marketing

Andrew W. Evans, Vice President and Treasurer

H. Bryan Batson, Vice President, Regulatory

Compliance & Affairs

Jeffrey P. Brown, Vice President and

Associate General Counsel

Ralph Cleveland, Vice President and Chief Engineer

Marshall D. Lang, Vice President, Market Development

Elizabeth W. Reese, Vice President,

Finance & Business Innovation

Suzanne Sitherwood, Vice President, Gas Operations

Kevin Wolff, Vice President, Corporate Communications

John W. Ebert, Associate General Counsel-Regulatory

Ronald Lepionka, Interim Director, Internal Audit

DIRECTORS:

Paul R. Shlanta

Richard T. O’Brien

Paula G. Rosput

*  Information regarding AGL Services Company Officers and Directors are as of February 5th 2004.

ANNUAL REPORT OF AGL SERVICES COMPANY

METHOD OF ALLOCATION

1.

Charge Back Methodology – Currently AGL Services Company (“The Company”)charges AGL Resources and its subsidiaries for the actual cost of services it provides. The following three key business requirements have been established in order to provide more accountability between the services provided and the costs charged to the operating companies, and to allocate costs on an equitable and accurate methodology in accordance with SEC PUHCA :

•

The Company’s methodology to charge each operating company for the cost of providing services is  primarily based upon the number of service hours provided to each operating company and/or specific O&M project;

•

The charge back methodology consist of three steps (Direct Charge, Direct Assignment and Distributed/Allocated); and

•

The three-step methodology charges back actual costs during the same period in which they were incurred.

The following is a summary of the three-step charge back methodology:

Direct Charge

•

Costs associated with specific O&M projects entered into between The Company and an operating company will be accumulated by service provider and charged directly to the department within the operating company.  For example, Engineering Services provides bridge maintenance services to Atlanta Gas Light Company’s Georgia Field Operations.  Therefore, the costs associated with the bridge maintenance services would be charged directly to Georgia Field Operations.

•

Costs associated with Benefits, Fleet, Information Systems and Technology (IS&T) and Facilities will be charged directly to the departments within the operating company.  Additionally, such costs will be charged directly to the departments within The Company to fully load the costs of the service providers.  The costs will be charged out at a standard rate based upon a specific controllable driver.  The drivers are number of employees and payroll dollars (Benefits), number of vehicles (Fleet), and square footage (Facilities).  With respect to IS&T, drivers for the number of employees, personal computers, computer and application user sign-ons and end-use customers are utilized.

In accordance with the FERC system of accounts, a portion of the Fleet costs will be included in O&M.  Additionally, Benefit costs will be included in O&M.  The remaining expenses for Fleet and Facilities will be included below the line in the charge back general ledger accounts.

Currently, Fleet , IS&T and Facilities costs are charged out utilizing the above methodology.  However, Benefits costs are not charged out utilizing standard rates.  Instead, Benefits costs are allocated through shared services utilizing payroll dollar s ..  However, Benefits costs does not include pension and postretirement expenses as these expenses are charged directly to the operating companies and the Company based on an actuarial study.  For those pension and postretirement costs charged to the Company, they are internally allocated within the Company’s service provider departments based on payroll dollars in order to fully load the costs of the service providers.

Accounting credit will be given to the departments who provided these services to the operating companies.

Direct Assignment

The remaining costs (total operating expenses net of direct charges) will be charged to the operating companies based upon the percentage of time spent providing services to each operating company. The percentages will be calculated from cumulative hours tracked by operating company within The Company’s general ledger statistical accounts. As with direct charges, accounting credit will be given to the departments who provided these services to the operating companies.

Distributed/Allocated

•

The remaining costs (total operating expenses net of direct charges and direct assignments) will be charged to the operating companies utilizing a methodology to allocate or distribute the costs.  These remaining costs are associated with unassigned time or time spent providing internal services.

The primary difference between allocated and distributed relates to the type of driver utilized.  If there is causal relationship between the service provided and the allocation driver, this process is referred to as distributed.  For example, remaining costs related to customer service activities will be distributed to the operating companies based upon a “number of end-use customers” driver.

However, if a logical causal relationship does not exist between the service provided and a driver, then the remaining expenses are allocated.  For example, costs associated with Investor Relations benefits all operating companies as a whole ..  Additionally, there is no driver common to all operating companies, which establishes a logical casual relationship with the services provided.  Therefore, the remaining expenses related to Investor Relations will be allocated based upon the Composite Ratio ..

•

As with direct charges and direct assignments, accounting credit will be given to the departments who provided these services to the operating companies.

•

On a quarterly basis, The Company will generate an invoice to be provided to each operating company.  The invoice will be broken down by service provider, and categorize costs between direct charge, direct assignment, distributed and allocated.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

All interest was billed to each associate company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts.  The total interest that was billed to each associate company is as follows:

NAME OF ASSOCIATE COMPANY	COMPENSATION FOR USE OF CAPITAL
457-3

AGL Investments, Inc	1,680
Atlanta Gas Light Company	1,352,780
Chattanooga Gas Company	71,899
Trustees Investment, Inc.	1,061
AGL Peaking Services, Inc.	418
AGL Capital Trust	8,561
AGL Rome Holdings, Inc	109
AGL Energy Corporation	19
AGL Propane Services, Inc.	3,532
Virginia Natural Gas, Inc.	299,055
AGL Networks, LLC	24,229
AGL Capital Corporation	1,930
Southeastern LNG, Inc.	357
Customer Care Services Company	709
Global Energy Resources Insurance Corporation	44
Sequent Energy Management, LP- Corp	103,959
AGL Capital Trust II	16,971
Georgia Natural Gas Company	7,987

TOTAL	1,895,300

ANNUAL REPORT OF AGL SERVICES COMPANY

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

AGL SERVICES COMPANY

(Name of Reporting Company)

/s/  Bryan E. Seas

 (Signature of Signing Officer)

Bryan E. Seas

Vice President and

Controller

(Print Name and Title of Signing Officer)

Date:

May 3, 2003